Mail Stop 6010

July 14, 2008

CT Corporation System
111 Eighth Avenue
New York, New York 10011

>**Re:** **Simcere Pharmaceutical Group**
>**Registration Statement on Form F-3**
>**Filed on July 3, 2008**
>**File Number 333-152101**

Dear Sir or Madame:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

Selling Shareholders, page 7

1. Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have additional comments.

2. Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. In that regard, you must register the above-mentioned shares on a form that you are eligible to use for a primary offering. The prospectus must also state that such broker-dealer is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities. Please revise the prospectus as appropriate.

3. In addition, if a selling shareholder is an affiliate of a broker-dealer, the prospectus must state that:

   - the selling shareholder purchased in the ordinary course of business; and
   - at the time of the purchase of the securities to be resold, the selling shareholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling shareholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling shareholder is an underwriter, and you must register the above-mentioned shares on a form that you are eligible to use for a primary offering. Please revise the prospectus as appropriate.

4. We note your statement on page 32 that the "selling shareholders and any broker-dealer participating in a distribution of the ADSs may be deemed to be "underwriters" within the meaning of the Securities Act." As we noted above, any securities for resale by a broker-dealer or an affiliate of a broker-dealer must be registered on a proper registration statement form. In addition, the prospectus must also state that a broker-dealer or an affiliate of a broker-dealer is an underwriter in the circumstances described above. In that regard, please consider the necessity to delete or revise this statement accordingly.

*   *   *

Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Leiming Chen, Esq.
Simpson Thacher & Bartlett LLP
35th Floor, ICBC Tower
3 Garden Road, Central
Hong Kong